# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nyxoah SA, CIK 0001857190
CUSIP: B6S7WD106
Title of class of securities: Ordinary Shares, no nominal value per share
Address of issuer's principal executive offices: Rue Edouard Belin 12, Mont-Saint-Guibert, Belgium (C9), 1435
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000943819

## Reporting persons
- ResMed Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,943,828; shared voting power 0; sole dispositive power 1,943,828; shared dispositive power 0; aggregate amount beneficially owned 1,943,828 (1.95% of the class)

## Item 1. Issuer
Name of issuer: Nyxoah SA
Address of issuer's principal executive offices: Rue Edouard Belin 12 1435 Mont-Saint-Guibert, Belgium

## Item 2. Person Filing
Name of person filing: This statement is filed by ResMed Inc., a Delaware corporation (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 9001 Spectrum Center Blvd., San Diego, CA 92123
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,943,828 Ordinary Shares

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 99,926,284 Ordinary Shares outstanding as of June 10, 2026, as reported in Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 11, 2026.
Percent of class: 1.95%
Sole power to vote or to direct the vote: 1,943,828
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,943,828
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ResMed Inc.: /s/ Aaron Bloomer, Aaron Bloomer, Chief Financial Officer (07/01/2026)